June 12, 2006

Jacob Ronnel
President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

Re: Hotel Outsource Management International, Inc.
Preliminary Information Statement on Schedule 14C
Registration No. 0-50306
Filed on May 31, 2006

Dear Mr. Ronnel:

This is to advise you that we have performed a limited review of the Preliminary Information Statement on Schedule 14C noted above and have the following comments:

1.   You state that on "May 26, 2006, shareholders representing approximately 21,200,000 shares of HOMI common stock (the "Majority stockholders") notified HOMI in writing that pursuant to Section 2.4 and 3.4 of the Company's by laws, such shareholders were demanding a special meeting of shareholders to take the following actions: removal of two of the current directors; and election of a total of seven directors." Please revise to identify the stockholders that make up the Majority stockholders and to note why the two directors are being removed. Also, please provide biographical information for the two directors that will be removed.

2.   We note in your Form 8-K filed on March 8, 2006, that you completed an offering of 6,000,000 shares of your common stock to existing stockholders. Please provide us with an analysis regarding the exemption relied upon in conducting this offering and the facts supporting your claim.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel